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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (Amendment No. 2)*


                       HIGHWAYMASTER COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


    COMMON STOCK, $0.01 PAR VALUE                          431263 10 2
---------------------------------------------  ---------------------------------
   (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                              (Page 1 of 10 Pages)


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NYFS03...:\15\36315\0013\1708\SCH1288M.30A

--------------------------------------        ----------------------------------
CUSIP No.  431263 10 2                  13G          Page 2 of 10 pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:         CLIPPER CAPITAL ASSOCIATES, L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                13-3706321
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            1,336,016
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       1,336,016

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                1,336,016
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           5.4%

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

--------------------------------------        ----------------------------------
CUSIP No.  431263 10 2                  13G          Page 3 of 10 pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:         CLIPPER/MERCHANT PARTNERS, L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                13-3737437
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            657,889
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       657,889

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                657,889
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         2.6%

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            PN

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
--------------------------------------        ----------------------------------
CUSIP No.  431263 10 2                  13G          Page 4 of 10 pages
--------------------------------------        ----------------------------------

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   1          NAME OF REPORTING PERSON:            CLIPPER/MERBAN, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF
              ABOVE PERSON:                                98-0137328
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                       (B) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          CITIZENSHIP OR PLACE OF              DELAWARE
              ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF           5    SOLE VOTING POWER:              0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         6    SHARED VOTING POWER:            666,322
   OWNED BY
                   -------------------------------------------------------------
     EACH             7    SOLE DISPOSITIVE POWER:         0
   REPORTING
                   -------------------------------------------------------------
 PERSON WITH          8    SHARED DISPOSITIVE POWER:       666,322

--------------------------------------------------------------------------------
   9          AGGREGATE AMOUNT BENEFICIALLY                666,322
              OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
   10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
   11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         2.7%

--------------------------------------------------------------------------------
   12         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

--------------------------------------        ----------------------------------
CUSIP No.  431263 10 2                  13G          Page 5 of 10 pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:        CLIPPER CAPITAL ASSOCIATES, INC.

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                13-3706407
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            1,336,016
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       1,336,016

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                1,336,016
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           5.4%

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            CO

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
ITEM 1

     (a)   NAME OF ISSUER:

           HighwayMaster Communications, Inc.

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           16479 Dallas Parkway
           Suite 710
           Dallas, Texas  75248

ITEM 2

     (a)   NAME OF PERSON FILING:

           See Item 1 of the Cover Pages attached hereto.

     (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           For all Reporting Persons except Clipper/Merban, L.P.:

           650 Madison Avenue
           New York, New York  10022

           For Clipper/Merban, L.P.:

           De Ruyterkade 62
           P.O Box 812
           Curacao Netherlands Antilles

     (c)   CITIZENSHIP:

           See Item 4 of the Cover Pages attached hereto.

     (d)   TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $0.01 per share

     (e)   CUSIP NUMBER:   431263 10 2


ITEM 3
           Not applicable.

ITEM 4     OWNERSHIP.

     (a)   Amount Beneficially Owned:

           See Item 9 of the Cover Pages attached hereto.

     (b)   Percent of Class:

           See Item 11 of the Cover Pages attached hereto.

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 See Item 5 of the Cover Pages attached hereto.

            (ii) Shared power to vote or to direct the vote

                 See Item 6 of the Cover Pages attached hereto and below.

           (iii) Sole power to dispose or to direct the disposition of

                 See Item 7 of the Cover Pages attached hereto.

            (iv) Shared power to dispose or to direct the disposition of

                 See Item 8 of the Cover Pages attached hereto and below.

               As of the date hereof, 666,322 shares of common stock, par value $.01 per share (the "Shares"), of HighwayMaster Communications, Inc. (the "Company") are beneficially owned by Clipper/Merban, L.P. ("Merban"), 657,889 Shares are beneficially owned by Clipper/Merchant Partners, L.P. ("Merchant") and 11,805 Shares are beneficially owned by Clipper Capital Associates, L.P. ("CCA"). CCA is the sole general partner of Merchant. Pursuant to the limited partnership agreements of Merban and Merchant, CCA is the investment general partner, with sole investment authority and power to vote or direct the vote, and to dispose or to direct the disposition of, Shares held by Merban and Merchant. Accordingly, for purposes hereof, CCA may be deemed to respectively share with each of Merban and Merchant the power to vote or direct the vote, and to dispose or to direct the disposition of, Shares held by Merban and Merchant. Moreover, Clipper Capital Associates, Inc. ("CCA, Inc.") is the sole general partner of CCA. Accordingly, for purposes hereof, CCA, Inc. may also be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares held directly by CCA, Merban and Merchant.

               The Reporting Persons have previously filed a Schedule 13G and an Amendment No. 1 thereto under the belief that, as a result of an Amended and Restated Stockholders Agreement, the Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, and accordingly may be deemed to have beneficial ownership of all Shares subject to the Agreement. In their previously filed Schedule 13G and Amendment No. 1 thereto, each of the Reporting Persons has expressly disclaimed (i) membership in such group and
     (ii) beneficial ownership of such shares. The Reporting Persons no longer believe they may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 and no longer believe they may have beneficial ownership of all Shares subject to the Amended and Restated Stockholders Agreement.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.  See Item 4.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATION.

           Not applicable.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 1998

                                  CLIPPER CAPITAL ASSOCIATES, L.P.
                                  By:  Clipper Capital Associates, Inc.,
                                       its general partner

                                  CLIPPER/MERCHANT PARTNERS, L.P.
                                  By:  Clipper Capital Associates, L.P.,
                                       its general partner
                                       By:  Clipper Capital Associates, Inc.,
                                            its general partner

                                  CLIPPER/MERBAN, L.P.
                                  By:  Clipper Capital Associates, L.P.,
                                       its general partner
                                       By:  Clipper Capital Associates, Inc.,
                                            its general partner



                                  CLIPPER CAPITAL ASSOCIATES, INC.

                                  By: /s/ Eugene P. Lynch
                                      --------------------------------------
                                       Name:  Eugene P. Lynch
                                       Title:   Treasurer and Secretary